February 28, 2024

Via Edgar Transmission

Ms. Rebekah Reed/ Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Star Fashion Culture Holdings Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 23, 2024 CIK No. 0002003061

Dear Ms. Reed/Mr. King:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated February 6, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted January 23, 2024

Cover Page

1.	We note your response to prior comment 3 and reissue in part. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or Hong Kong or in a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. Your revised disclosure in the sixteenth paragraph on the cover page speaks only to cash "in the PRC" and references "PRC regulations and policies" rather than the more detailed "...interventions in or the imposition of restrictions and limitations..." language. Make conforming revisions where this disclosure appears on page 5, and provide an individual cross-reference to the risk factor discussion on the cover page.

Response: We respectfully advise the Staff that with respect to the above, we have updated our disclosure in line with guidance by the CSRC on the Cover Page and on Page 5 of the Registration Statement.

2.	We note your added disclosure on the cover page that the conduct of your business in the PRC "...shall be governed by the PRC government." Please elaborate on the meaning of this statement, and to the extent you are referring to the PRC government's general power to intervene or influence your operations at any time, please revise to state as much. Additionally, where you have added to the cover page the statement that, "If capital control was strengthened in the future, our PRC subsidiaries' dividends...," please clarify what "capital control(s)" you are referencing.

Response: We respectfully advise the Staff that with respect to the above, we have updated our disclosure in line with guidance by the CSRC on the Cover Page.

Prospectus Summary

Transfers of Cash To and From Our Subsidiaries, page 5

3.	We note your response to prior comment 5 and discussion of certain restrictions on your operating subsidiary's ability to pay dividends. Your risk factor disclosure indicates that additional restrictions and limitations on cash transfers, currency conversion, and distributions are applicable to you and your subsidiaries. For example, you discuss statutory limits and registration requirements for funds transferred to PRC subsidiaries on page 33 and certain PRC foreign exchange regulations on page 35. Please further revise this section to comprehensively describe restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors, as well as any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response: We respectfully advise the Staff that with respect to the above, we have updated our disclosure in line with guidance by the CSRC on page 5 of the Registration Statement.

Summary Risk Factors

Risks Related to Doing Business in China, page 10

4.	We note your response to prior comment 6 and reissue in part. Please revise your summary of risk factors to discuss risks arising from the legal system in China, including the risk that rules and regulations in China can change quickly with little advance notice. In this regard, your revised disclosure only indicates that PRC laws and regulations "may be subject to future changes." Further revise to discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Your statement that "the complex and rapidly evolving laws and regulations [in China]...could result in a material change in our operations and/or the value of our Class A Ordinary Shares" does not convey the same risk. Lastly, please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully advise the Staff that with respect to the above, we have updated our disclosure in line with guidance by the CSRC on page 11 of the Registration Statement.

Regulatory Approval of the PRC and Hong Kong

Permission Required from PRC Authorities, page 15

5.	Revise to state which entity or entities hold the "Business Licenses" referenced in this section as the only necessary permissions from PRC authorities required to operate your current businesses in China. In this regard, we note use of the plural "Business Licenses" in this section and the singular "Business License" on page 13. Please adjust for consistency.

Response: We respectfully advise the Staff that we have amended the disclosure on page 14 of the Registration Statement to disclose the above.

6.	We note your response to prior comment 8 and revised disclosure on page 16 indicating that, aside from filing procedures with the China Securities Regulatory Commission (CSRC), you are not required to obtain any permission from PRC authorities to offer securities to foreign investors. Please disclose whether you are relying on an opinion of counsel with respect to this conclusion. Additionally, we reissue certain portions of the comment related to the Trial Measures. Revise to state whether the offering is contingent upon completion of the CSRC review process, and elaborate on risks to investors if there is a chance that the company lists on a foreign exchange before completing CSRC review. Make conforming revisions in your risk factor disclosure. Please also discuss in this section the consequences of non-compliance with the Trial Measures, including the potential fines and other impacts addressed in your risk factor related to the Trial Measures on page 40.

Response: We respectfully advise the Staff that we have amended the disclosure on page 17 and page 41 to disclose the above.

Risk Factors

Risks Related to Doing Business in China, page 29

7.	We note your response to prior comment 13 and reissue. Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Additionally, where you discuss the impacts of "future laws or regulations impos[ing] restrictions on...foreign investment in Chinabased issuers" on page 30, further revise to acknowledge that the Chinese government has made recent statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

Response: We respectfully advise the Staff that with respect to the above, we have updated our disclosure in line with guidance by the CSRC on page 30 of the Registration Statement.

It may be difficult, cumbersome, and time-consuming to deliver legal process..., page 32

8.	We note your response to prior comment 21 and reissue the request for expanded risk factor disclosure to address the challenges of enforcing judgments or liabilities against your officers and directors located in China. Your risk factor disclosure acknowledges difficulty in delivering legal process documents but does not discuss the enforcement of judgments or liabilities.

Response: We respectfully advise the Staff that we have updated the disclosure on page 32 of the Registration Statement to disclose the above.

Risks Related to Our Corporate Structure

Our dual-class voting structure will limit your ability to influence corporate matters..., page 42

9.	We note your response to prior comment 1 and revised disclosure on the cover page and in the prospectus summary acknowledging the exemptions from certain corporate governance requirements afforded by "controlled company" status. Please revise this or another risk factor to address such exemptions.

Response:  We respectfully advise the Staff that we have inserted the risk factor “We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.” on page 43 of the Registration Statement.

Our Corporate Structure and History, page 65

10.	Please revise to clarify, if true, that the "original shareholders of Star Fashion (Xiamen)" referenced in this section are the five persons who indirectly hold 95% of shares of Star Fashion Culture Holdings Limited and an aggregate 0.01% direct interest in Star Fashion (Xiamen). Clarify whether Wen Hao Xiang, depicted as holding 5% of shares of Star Fashion Culture Holdings Limited, is the "New Investor" referenced in this section. Additionally, please revise here and in the prospectus summary and Business section to disclose when Star Fashion (Xiamen) began operations.

Response: We respectfully advise the Staff that we have added relevant definitions to page 4 of the Registration Statement to clarify the above.

Business, page 68

11.	We note your response to prior comment 16 and reissue in part. Where appropriate in this section, please further revise to elaborate on the extent to which you rely on third parties to provide your core services. In this regard, we note your statement on page F-12 that, "For all of the revenue types, relevant services were mainly purchased from third parties...," as well as your risk factor disclosure on page 21 indicating that termination of your relationships with key suppliers could impact your ability to secure licensing deals, perform online marketing, or arrange for offline marketing displays. In revising, clarify the frequency with which you outsource services to third parties and which services you are capable of independently providing.

Response: We respectfully advise the Staff that we have revised the disclosure throughout the business section to revise the above.

Regulations

Laws and regulations related to cyber security and data protection, page 80

12.	We note your response to prior comment 17 and reissue. Please revise to explain the material effects that the data processing and data security laws identified in this section have on your business (i.e., what processes, safeguards, or other activities they require of you). Your revised disclosure states your belief that these laws and regulations do not subject you to cybersecurity review, but it remains unclear as a threshold matter why and how your business activities implicate these laws, particularly given your indication elsewhere that you do not operate online platforms or collect personal information through any online platforms.

Response: We respectfully advise the Staff that we have revised the disclosure on page 81 of the Registration Statement to disclose the above.

Related Party Transactions, page 93

13.	We note your response to prior comment 19 and revised disclosure indicating that the company received RMB30.0 million representing the registered capital of Star Fashion (Xiamen) on July 6, 2023. This appears inconsistent with your disclosure elsewhere that Star Fashion Culture Holdings Limited and the intermediate holding companies in your organization were incorporated between August 11, 2023 and September 28, 2023. Please provide additional details regarding this transaction to clarify the entity that received this registered capital.

Response: We respectfully advise the Staff that we have revised the disclosure on page 94 of the Registration Statement to disclose the above.

Consolidated Financial Statements

3. Summary of significant accounting policies

(s) Recent accounting pronouncements, page F-15

14.	We note your response to prior comment 20. Please revise your disclosures here and on page 6 to definitively state whether or not you plan to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards. Refer to Question 13 of Jumpstart Our Business Act Frequently Asked Questions.

Response: We respectfully advise the Staff that we have revised the disclosure on page F-15 to disclose the above.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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